February 20, 2013

U.S. Securities and Exchange Commission		Via Electronic Transmission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attn:	Mark Webb
Legal Branch Chief

Re:	Request for Acceleration of Effectiveness
First Internet Bancorp
Registration Statement on Form 10
File No. 001-35750

Ladies and Gentlemen:

On behalf of First Internet Bancorp (the “Company”), I hereby request that the effectiveness for the Registration Statement on Form 10 filed on behalf of the Company on November 30, 2012, as amended (the “Registration Statement”), be accelerated so that it may become effective at 4:00 p.m. Eastern Standard Time on February 21, 2013, or as soon thereafter as practicable.

The Company hereby authorizes Kay E. Whitaker or the undersigned to orally modify or withdraw this request for acceleration prior to the time the Registration Statement becomes effective.

On behalf of the Company I acknowledge that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We respectfully request that the Company be notified of such effectiveness by a telephone call to the Company’s counsel, David C. Worrell or Joshua L. Colburn of Faegre Baker Daniels LLP, who can be reached at +1 317 569 4883 or +1 612 766 8946, respectively, and that such effectiveness be confirmed in writing delivered to the attention of the same by fax at +1 317 569 4800 or +1 612 766 1600.

Very truly yours,

FIRST INTERNET BANCORP

	By:	/s/ David B. Becker
David B. Becker
Chief Executive Officer and President

Cc: Kate McHale, staff attorney